Exhibit 99.1

 Nano Dimension’s DragonFly 2020 Pro 3D Printer Wins Prestigious productronica Innovation Award 2017

NESS ZIONA, Israel – November 14, 2017 – Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), today was awarded the productronica Innovation Award 2017 for its DragonFly 2020 Pro 3D Printer. As the winner in the PCB & EMS cluster, the DragonFly is recognized as the best of the best among new products designed for PCB and electronics manufacturing. The award-winning 3D printer will be publicly demonstrated for the first time in Hall B2, Booth 201 throughout the trade fair, which runs from Nov. 14 – 17 at Munich’s Messe Munchen trade fair center.

The prestigious productronica Innovation Award is presented every two years. Winners are chosen by an independent jury of industry experts who select the most innovative new product developments and manufacturing techniques in six categories.

Nano Dimension’s DragonFly 2020 Pro 3D Printer for professional electronics enables companies to take control of their development cycles by bringing prototyping in-house. The ground-breaking printer enables the 3D-printing of functional electronic objects such as professional PCB prototypes, antennas, molded interconnect devices and other electronics. The printer bypasses the bottlenecks inherent in prototyping electronics, allowing product designers and engineers to benefit from fast, secure, cost-effective and agile electronics development. Companies can now innovate rapidly by printing proofs of concept, design validations, test fixtures, and multilayer PCBs.

“We are very proud and honored that the productronica board has recognized our innovation. The DragonFly system is a phenomenal tool that enables those electronics professionals to keep pace with the ever-growing demand for new devices,” said Simon Fried, Co-Founder and Chief Business Officer of Nano Dimension. “Our high-resolution multi-material 3D printing technology is transformational for electronics development because it optimizes workflows and shrinks PCB design and test cycles from months or weeks to just days. More and easier iterations lead to greater innovation and better business outcomes for electronics designers and manufacturers. Receiving this important award is a very welcome validation of the strong impact we’re making on the world of electronics development.”

See the award-winning DragonFly 2020 Pro 3D Printer first-hand at productronica by visiting Nano Dimension in Hall B2, Booth 201. To see a video of the printer in action, please visit: http://www.nano-di.com/dragonfly-2020-pro.

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its DragonFly 2020 Pro 3D printer. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com